DIGITAL HONG KONG

www.digitalhongkong.com
Corporate Office: 1702 One Exchange Square, Hong Kong
Headquarters: Kantone Centre, Chai Wan, Hong Kong
Tel: (852) 2897 1111 Fax: (852) 2558 3111

For Immediate Release

...KONG.COM to Extend Its Mobile Payment Solution to Digital Imaging Platform

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Do-it-yourself photo and ticket printing system to tap China market

Hong Kong (20 August 2002) – DIGITALHONGKONG.COM ("Digital HK") (stock code: 8007) and US-based Cycolor, Inc. have entered into a Memorandum of Understanding (MOU) to form a business relationship to fund, develop, and commercialize a new type of digital photo / digital ticket kiosk based upon Cycolor's cylithography technology and Digital HK's e-payment system targeting at the China market.

Cycolor, a manufacturer of digital imaging print media and a developer of core hardware technologies to enable the conversion of digital electronic images into high quality color prints, has developed the patented imaging system called cylithography that allows for the production of photographic prints without the use of ribbons, ink cartridges, or toners. Kiosks utilizing this printing technology will have the advantages of fast printing speeds, low maintenance requirements, and full-color, high-quality images. In addition to printing images/photos, the kiosks will also be able to print secure tickets for sporting, travel, and entertainment events utilizing Cycolor's CyCode™ technology.

Users of the vending kiosks will be able to select and purchase these photos and/or tickets using Digital HK's secure e-payment system, where merchandise from the kiosk can be paid for via wireless cell phone transmissions supported by Digital HK's e-commerce payment infrastructure.

According to Mr. Yoshihisa Ueno, President and CEO of Cycolor, Inc., "China has the world's largest population of wireless phone users who expect phones to assume more functionalities beyond voice and data communications. A similar growth trend is expected in the consumer imaging market as dry photo processing proves to be more efficient and convenient to use than conventional chemical-based analogue processing. The integration of DIY (do it yourself) photo/ticket purchasing with phone-based payment presents an interesting opportunity for Cycolor and Digital HK."

Digital HK, the e-commerce flagship of leading communications software group Champion Technology, has developed different vending kiosk systems that enable consumers to purchase merchandise by using their mobile phones. Phone-a-Drink, which showcases state-of-the-art wireless data technology in vending, accepts instruction calls from any mobile phone network. Payment options include credit cards, prepaid smart cards, and debit to phone bills according to

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DIGITAL HONG KONG

www.digitalhongkong.com
Corporate Office: 1702 One Exchange Square, Hong Kong
Headquarters: Kantone Centre, Chai Wan, Hong Kong
Tel: (852) 2897 1111 Fax: (852) 2558 3111

the preference of the registered users. A separate vending kiosk system selling snacks is under development.

Shirley Ha, Director of Digital HK, is excited about this new photo printing venture. "Consumers are seeking more fun and control in making their purchases, especially for young people where spending power is still strong. We hope to be able to leverage our systems integration technology and network in China to expand into the PRC marketplace. The 2008 Olympic Games to be held in Beijing will present very exciting opportunities."

In addition to the vending kiosks, Digital HK has also introduced an innovative multimedia advertising display solution, Video Vision, which integrates the Internet, wireless communication and flat panel display technology to empower the new generation of out-of-home advertising. Placed in popular locations, these systems provide an ideal advertising channel, and are also useful to disseminate information and messages to the public such as community information.

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About DIGITALHONGKONG.COM (stock code 8007)

Digital HK (www.digitalhongkong.com) was listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong (the "Stock Exchange") in April 2000. Started as a commerce service provider (CSP) that was engaged in the provision of electronic payment outsourcing services for online commerce, Digital HK has strategically repositioned itself to integrate both online and offline assets. Digital HK today focuses on e-commerce enabling solutions, information security products and services, systems development, and provision of IT consulting and contracting services.

Digital HK is a subsidiary of Champion Technology Holdings Limited ("Champion Technology"), a communications software development group which is listed on the Main Board of the Stock Exchange.

Please direct your enquiries to:
Corporate and Public Affairs Division
Tel: 28969320 Fax: 25583111
Email: ir@digitalhongkong.com
Web Site: http://www.digitalhongkong.com

About Cycolor

Cycolor (www.cycolor.com) is a global provider of total digital imaging solutions. Cycolor has developed a unique patented imaging technology, protected with a number of domestic and international patents granted and pending, that allows for the full-color printing of photographic images without any toners, ink cartridges, or ribbons. In addition, Cycolor technology allows for very fast printing speeds and for full-color portable printing. Cycolor achieves its goals not only by leveraging its patented core technologies for imaging applications, but also by utilizing our research to move forward in the areas of nanotechnology, color display, CyCode™ and color-on-demand applications.

Cycolor is a privately held company based in Dayton, OH. Cycolor has generated significant strategic investment and entered into strong market alliances over the past several years with various Fortune 500 companies in the imaging industry. These alliances with industry leaders focus on product development in the consumer, commercial and industrial markets.

For further information, please contact:
Ms Dawn Mantz
Business Development
Email: dmantz@cycolor.com

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